SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]                         Form 40-F [  ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]                         No [x]

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 23, 2004
IsoTis S.A.

By	/s/ Pieter Wolters Name: Pieter Wolters Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: IsoTis OrthoBiologics Announces Initial Roll-out of Accell Total Bone MatrixTM

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IsoTis OrthoBiologics Announces Initial Roll-out of Accell Total Bone MatrixTM
An Advanced, Highly Osteoinductive Bone Grafting Solution

LAUSANNE, Switzerland, IRVINE, CA, USA - August 23, 2004 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced the initial roll-out of Accell Total Bone MatrixTM to a limited group of surgeons and distributors in the US. The first pre-formed 100% demineralized bone matrix (DBM) in the orthopedic industry, Accell Total Bone Matrix (Accell TBM) is the third product in the Company’s proprietary Accell® technology product line, next to Accell® DBM100 and Accell ConnexusTM , which have built up a two-year clinical track record and together now account for over 40% of the Company’s revenues. The Company’s Accell products inherently harness naturally occurring growth factors, including BMPs, and target superior clinical performance in bone healing.

IsoTis OrthoBiologics intends to launch a series of pre-formed Accell TBM configurations in the months ahead, each designed to target specific segments of the orthopedic market. The Accell TBM configuration announced today is a rectangular patch directed at lumbar spinal fusions. Accell TBM provides two of the essential elements of bone formation: osteoinduction and osteoconduction. The surgeon provides the third element, osteogenesis, through a small biopsy of the patient’s bone marrow with which Accell TBM is treated. The unique composition of Accell TBM allows the surgeon to fold the product to fit the shape of the defect, providing a three-dimensional osteoconductive matrix, a strong osteoinductive signal for bone formation, and the intrinsic bone forming potential from osteogenic cells present in bone marrow aspirate.

Accell TBM, which has a shelf life of one year, has to date been used in 50 surgeries with favorable early feedback and no adverse events. IsoTis OrthoBiologics will now accelerate the roll-out of Accell TBM to its complete network of independent distributors. Concurrently the Company is completing the final stages of the development of Accell TBM for other surgical applications. In support of its development program the Company has generated substantial pre-clinical data demonstrating the superior properties of Accell TBM over previous generations of DBMs.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “With its high degree of osteoinductivity and its ease of use, Accell TBM is poised to compete aggressively in the rapidly growing orthobiology market. Our existing Accell products prove that considerable space exists for advanced next-generation DBM products that are competitively priced compared to recombinant BMPs. In addition, Accell TBM offers the surgeon the comfort of a wider indication base. We continue to believe that the Accell technology is the future of osteoinductive materials, and are working on a complete range of Accell TBM products, targeting the main orthopedic applications.”

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology Company, and IsoTis SA, a Swiss-Dutch biomedical Company. IsoTis OrthoBiologics has a product portfolio with several natural and synthetic bone graft substitutes on the market and several others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. IsoTis OrthoBiologics expects to have approximately 140 employees by the end of 2004,

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The Company is a dedicated and global orthobiologics player focused on

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the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural”demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For information contact: Hans Herklots Tel: +41(0)21 620 6011 Fax: +41 (0)21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

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